AMARC RESOURCES LTD.
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: 604-684-6365      Fax: 604-684-8092

INFORMATION CIRCULAR
as at August 21, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Amarc Resources Ltd. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on Thursday, September 28, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Amarc Resources Ltd. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the "Board") of the Company has fixed August 21, 2006 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of August 21, 2006, there was a total of 52,459,473 Common Shares without par value issued and outstanding, each carrying the right to one vote. Except as disclosed herein (see "Votes Necessary to Pass Resolutions"), no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Shares.

To the knowledge of the directors and executive officers of the Company, there the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at August 21, 2006 were:

Name	Number of Shares	Percentage

• Robert Dickinson	5,686,409	10.8%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2006, with related management discussion and analysis thereof and the report of the auditor will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in Alberta, British Columbia and Ontario, and are specifically incorporated by reference into, and form an integral part of, this information circular. Copies of these documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Investor Relations, Amarc Resources Ltd. at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365 or fax: 604-684-8092. This document is also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. In the unlikely event there are additional nominees for election from the floor of the Meeting for the office of director or auditor, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at five (5). The Board has resolved that the number of directors remain at five (5). Shareholders will therefore be asked to elect five (5) directors at the Meeting. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected The following table and biographical descriptions set out the names of management’s five nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at August 21, 2006.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares and Options Beneficially Owned or Controlled(1)
David COPELAND Director British Columbia, Canada	Since September 1995	869,500

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Shares and Options Beneficially Owned or Controlled(1)
Scott COUSENS Director British Columbia, Canada	Since September 1995	440,500
Robert DICKINSON (2) Co-Chairman of the Board and Director British Columbia, Canada	Since April 1993	5,686,409
Jeffrey MASON Secretary, Chief Financial Officer and Director British Columbia, Canada	Since September 1995	1,396,000
Ronald THIESSEN Co-Chairman of the Board and Director British Columbia, Canada	Since September 1995	1,169,008

Notes:

(1)	The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees.
(2)	1,789,773 of these Common Shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of the Company and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006

Company	Positions Held	From	To
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present

Company	Positions Held	From	To
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD THIESSEN, CA – Chief Executive Officer, President and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006

Company	Positions Held	From	To
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	April 2006
	Chairman	April 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

De Visser Gray, Chartered Accountants, of 401 – 905 Wet Pender Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. De Visser Gray was first appointed auditor of the Company in September 1995.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter was attached to the 2005 information circular and is also available at www.sedar.com and the Company’s website (www.amarcresources.com).

Composition of the Audit Committee

The members of the audit committee are David Copeland, Scott Cousens and Ronald Thiessen. All members are financially literate. A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, all recommendations of the audit committee to nominate or compensate an external auditor were adopted by the Board of Directors.

Reliance on Certain Exemptions

The Company’s auditors have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee ordinarily recommends the nomination and engagement of the independent auditors to audit the financial statements, and approves all audit, audit-related services, tax services and other non-audit services provided by the Company's auditors.

Any services provided by the Company's auditors which are not specifically included within the scope of the audit are pre-approved by the audit committee prior to engagement.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by De Visser Gray to the Company to ensure auditor independence. Fees incurred with De Visser Gray for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Services:	Year ended March 31, 2006	Year ended March 31, 2005
Audit Fees (1) Audit-Related Fees (2) Tax Fees (3) All Other Fees (4)	$ 15,000	$ 11,500
	–	375
	–	1,000
	–	–
	$ 15,000	$ 12,875

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management in a number of ways including by holding regular meetings at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

The directors of the Company are not independent.

2. Other Directorships

The section entitled "Election of Directors" in this Information Circular gives details of other reporting issuers of which each director is a director or officer.

3. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4. Ethical Business Conduct

The Board has adopted an ethics policy which is available on the Company’s website and in addition has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

The Board determines the compensation for the Chief Executive Officer. The directors receive no cash compensation for acting in their capacity as directors of the Company.

7. Other Board Committees

The Board has no other committees other than the audit committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committee. The Board and its committee have considered self-assessment procedures and may formalize procedures to accommodate this in the future. The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose compensation including bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

Named Executive Officers	Year	Annual Compensation			Long Term Compensation			All Other Compensatio n ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictio ns ($)	LTIP Payout s ($)
Ronald W. Thiessen President and Chief Executive Officer	2006 2005 2004	155,127 75,092 18,268	0 0 0	0 0 0	0 200,000 0	0 0 0	0 0 0	0 0 0
Jeffrey R. Mason Secretary and Chief Financial Officer	2006 2005 2004	92,835 56,519 14,054	0 0 0	0 0 0	0 200,000 0	0 0 0	0 0 0	0 0 0
Robert A. Dickinson Chairman and Director	2006 2005 2004	95,574 20,771 4,583	0 0 0	0 0 0	0 200,000 0	0 0 0	0 0 0	0 0 0

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No options were granted to the Named Executive Officers during the financial year ended March 31, 2006.

The share options exercised by the Named Executive Officers during the financial year ended March 31, 2006 and the values of such options at the end of such year were as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/ Unexercisable
Ronald W. Thiessen	Nil	Nil	Nil	Nil
Jeffrey R. Mason	Nil	Nil	Nil	Nil
Robert A. Dickinson	Nil	NIl	Nil	Nil

No options were amended or re-priced during the financial year ended March 31, 2006.

Defined Benefit or Actuarial Plan Disclosure

There is no defined benefit or actuarial plans in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There is no compensatory plan or arrangement, with respect to any Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s responsibilities following a change in control.

Compensation of Directors

There is no arrangement under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on September 21, 2004 and confirmed by the shareholders on October 12, 2005. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares under the Plan. As at August 21, 2006 there are no options outstanding. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended March 31, 2006.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the “Plan”)	Nil	NA	5,245,947
Equity compensation plans not approved by securityholders	Nil	NA	Nil
Total	Nil	NA	5,245,947

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended March 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

By an agreement made May 18, 2005, Amarc was granted the right to earn into certain British Columbia mineral claims owned by Taseko Mines Limited. The claims are the Fish, Wasp and Anvil claims. Taseko is a non-arms-length party because it has several directors in common with Amarc and certain directors of Amarc own shares in Taseko and vice versa. Amarc has the right, but not the obligation, to earn a 50% interest in these claims by expending $150,000 by May 18, 2007. If it does so the parties will form a conventional joint venture on a 50:50 basis to pursue further exploration if warranted. The agreement received TSX Venture Exchange acceptance.

MANAGEMENT CONTRACTS

The Company does not have full-time management or employees as these services are provided to the Company by Hunter Dickinson Inc. (“HDI”) pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is Amarc Resources Ltd.) and is managed by persons, the majority of whom are also directors of the Company. No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any other transactions, or in any other proposed transaction, which in either such case has materially affected or will materially affect Amarc or its predecessors during the year ended March 31, 2006.

HDI has supervised or conducted mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Quebec and the Yukon) and internationally in Brazil, Chile, China, the United States (Nevada and Alaska), Mexico, and South Africa. HDI allocates the costs of staff input into projects based on time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts that are considered by the Company's management to be competitive with arm’s-length suppliers. The shares of HDI are owned equally by each of the participating corporations (including Amarc) as long as HDI services are being provided however such participant surrenders its single share at the time of termination of the “Services Agreement” described below. HDI is managed by the directors of Amarc, along with the controlling directors of the other corporate participants in the arrangements with HDI.

The amounts billed by HDI for its services rendered and which amounts constitute primarily reimbursement of third party billings were $1,377,312 in fiscal 2006. (2005 - $1,779,538; 2004 - $502,474).

PARTICULARS OF MATTERS TO BE ACTED UPON

1.           Creation of Preferred Shares

The directors of the Company are proposing that the Company create a new class of preferred shares without par value and without a maximum authorized number, issuable in series, on such terms as may be determined by the Company’s directors for each such series (the “Preferred Shares”). The reason for creation of the Preferred Shares is to provide management with the flexibility respecting possible future financings, strategic acquisitions and other corporate transactions which could involve equity investments in the Company on terms other than ordinary common shares. Each series would generally require stock exchange approval before it is issued. The rights attached to a series could include conversion into common shares or other securities, voting rights, cumulative or non-cumulative dividends, retraction, redemption, and priority over common shares in respect of entitlement to assets on wind-up.

Under the Articles of the Company the creation of a new class of shares requires the approval of the shareholders of the Company by an ordinary resolution.

Accordingly, shareholders will be asked to approve the following resolutions in order to alter the authorized share capital of the Company:

“Resolved that:

(a)	the authorized share structure of the Company be altered to create the addition of a class of an unlimited number of Preferred Shares without par value;

(b)	the Preferred Shares may be issued in series on such terms as determined by the Company’s directors in accordance with the class rights and restrictions;

(c)	there be attached to the class of Preferred Shares the special rights and restrictions as set out in the Articles of the Company which are to be tabled at the Meeting;

(d)

any director or officer of the Company be authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles of the Company to reflect the creation of the Preferred Shares without par value; and

(e)	the directors be authorized to delay or abandon the implementation of these resolutions in their discretion.”

A copy of the special rights and restrictions attached to the Preferred Shares as set out in the proposed New Articles of the Company under Article 26 is attached to this Information Circular as Schedule “A”.

The Board of Directors recommends that shareholders vote in favour of the resolutions as the Company seeks additional flexibility to capitalize the Company. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the resolutions.

A vote in favour of the resolution will provide the directors with wide latitude to create a series of Preferred Shares which may be convertible into Common Shares and attach rights to them that rank ahead of Common Shares in respect of entitlement to assets and dividends as well as to create other series of Preferred Shares, subject to the rights of the Preferred Shares and corporate law.

2.           New Articles

Assuming the resolution authorizing the creation of the Preferred Shares is approved, the Company will require additional provisions in its Articles in order to properly deal with the rights and restrictions related to that new class of shares. Management recommends the adoption of new corporate Articles (“New Articles”) to reflect these rights and restrictions and as well to vary somewhat the existing articles in some other respects further described below. The primary differences between the Company’s existing articles (last updated in 2005) and the proposed form (in addition to the Preferred Share class rights described above) of New Articles are:

Right to Further Amend Articles and Notice of Articles

The New Articles clarify that the attachment, variation and deletion of special rights and restrictions to any class of shares must be authorized by ordinary resolution (simple majority) except for determining the rights of the Preferred Shares which the Directors alone can do as discussed above. If the amendment prejudices or interferes with the rights or special rights attached to any class of issued shares then by the provisions of the Business Corporations Act (British Columbia), the consent of the holders of that class of shares by a special separate resolution (two thirds majority) will also be required. The New Articles also clarify that the Directors are authorized to forward and reverse split ( sub-divide and consolidate) the Company’s share capital and to change its name without shareholder approval.

Elimination of Fractional Shares

The New Articles permit the Company to either round up or round down any fractional shares resulting from a share consolidation (reverse-split) or share subdivision (forward split) or alternative to unilaterally cause the purchase for cancellation of any outstanding fractional shares of the Company by paying the holder thereof its fair value. This provision may be used to eliminate odd-lot shareholders where the cost of annual printing and mailing in connection with such odd-lots (less than 100 shares per shareholder) causes an undue financial burden on the Company.

Therefore, Shareholders will be asked to approve the following ordinary resolution in order to adopt the New Articles for the Company:

“Resolved that the Company adopt a new form of Articles in compliance with the Business Corporations Act (British Columbia) and substantially in the form as tabled at the Meeting, with such non-material amendments as the directors may approve, and that such new form of Articles not take effect until the Notice of Alteration is filed with the Registrar of Companies.”

The New Articles will be available at the Meeting and as well will be placed on the Company’s website (www.amarcresources.com/ahr/CorporateGovernance.asp) from the date of mailing hereof. The terms of the New Articles dealing with the Preferred Shares are attached hereto as Schedule “A”.

The Board of Directors recommends that shareholders vote in favour of the resolution and in the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the adoption of the New Articles.

3 Share Option Plan

The Company’s share option plan was approved by shareholders at the Company’s annual general meeting held on September 21, 2004 and ratified and approved by the shareholders on October 12, 2005 (the “Plan”). Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Plan, are reserved for options to be granted at the discretion of the Board. As at August 21, 2006, no options to purchase Common Shares (approximately 0% of the current issued and outstanding Common Shares) were outstanding under the Plan.

Pursuant to the policies of the TSX Venture Exchange, the continuation of the Plan requires annual shareholder approval at the annual general meeting of the Company by ordinary resolution. The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved, as an ordinary resolution that the Company’s 10% of capitalization rolling share option plan dated for reference September 21, 2004 be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended March 31, 2006, the report of the auditor and related management discussion and analysis thereof will be placed before the Meeting. A copy of this material and a copy of the Company’s most current interim financial statements and management’s discussion and analysis, as well as additional information, may be obtained from Sedar at www.sedar.com and upon request from Investor Relations at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: 604-684-6365 or fax number 604-684-8092. Copies may be obtained free of charge by a shareholder of the Company upon request. The Company may require the payment of a reasonable charge from any person or company who is not a security older of the Company, who requests a copy of any such document.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, August 28, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

President and Chief Executive Officer

SCHEDULE “A”

ARTICLE 26
RESTRICTIONS ATTACHED TO PREFERRED SHARES

Special Rights and Restrictions

26.1    The Preferred shares without par value shall have attached thereto the following special rights and restrictions:

(a)

The holders of the Preferred shares shall be entitled to receive notices of and to attend and vote at all Meetings of the shareholders of the Company in the same manner and to the same extent as are the holders of the common shares;

(b)

The holders of the Preferred shares shall be entitled to receive, and the Company shall pay thereon as and when declared by the board of directors out of the monies of the Company properly applicable to the payment of dividends, dividends which shall be in the amounts and upon the conditions that shall have been agreed upon by the board of directors at the time of issuance and sale of each such share. More specifically, the directors of the Company shall be entitled, upon agreeing to sell a Preferred share, to contract as to the rate of dividend which will be paid on the share, if any, how often the dividends are to be paid, whether they are to be accumulative and whether the rate is fixed for the life of the share or shall be subject to declaration by the board of directors each year.

(c)

The holders of the Preferred shares shall be, if the Directors so provide, entitled to exchange them for Common shares in the capital of the Company; provided that when the directors agree to the issuance of any Preferred shares they shall be entitled to specify the terms, conditions and rates during which and upon which the holders of these Preferred shares subject to such specifications shall be entitled to exercise these conversion privileges.

(d)

The Company may, upon giving notice as hereinafter provided, redeem the whole or any part of the Preferred shares on payment for each share to be redeemed of the amount paid up thereon, together with all dividends declared thereon and unpaid; in case a part only of the then outstanding Preferred shares is at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the directors in their discretion shall decide or, if the directors so determine, may be redeemed pro rata, disregarding fractions, and the directors may make such adjustments as may be necessary to avoid the redemption of fractional parts of shares; not less than thirty (30) days' notice in writing of such redemption shall be given by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption; if notice of any such redemption be given by the Company in the manner aforesaid and an amount sufficient to redeem the shares be deposited with any trust company or chartered bank in Canada as specified in the notice on or before the date fixed for redemption, dividends on the Preferred shares to be redeemed shall cease after the date so fixed for redemption and the holders thereof shall thereafter have no rights against the Company in respect thereof except, upon the surrender of certificates for such shares, to receive payment therefor out of the money so deposited; after the redemption price of such shares has been deposited with any trust company or chartered bank in Canada, as aforesaid, notice shall be given to the holders of any Preferred shares called for redemption who have failed to present the certificates representing such shares within two (2) months of the date specified for redemption that the money has been so deposited and may be obtained by the holders of the said Preferred shares upon presentation of the certificates representing such shares called for redemption at the said trust company or chartered bank. The Company will redeem such Preferred shares at the price so specified, provided the redemption will not be in breach of any of the provisions of the Business Corporations Act (British Columbia).

(e)

The Preferred shares shall rank, both as regards dividends and return of capital, in priority to all other shares of the Company, but shall not be entitled to any further right to participate in the profits or assets of the Company.

(f)

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Preferred shares shall be entitled to receive, before any distribution of any part of the property and assets of the Company among the holders of any other shares, an amount equal to one hundred percent (100%) of the amount paid thereon and any dividends declared thereon and unpaid, and no more.

(g)

The directors of the Company may issue the Preferred shares in one or more series. In addition, the directors may, by resolution, alter the Notice of Articles to fix the number of shares in and to determine the designation of the shares of each series; the directors may also, by resolution, alter the Notice of Articles to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the Preferred shares.